Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.

SHAREHOLDER LETTER, WINTER 2011-2012

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: ANNUAL MEETING

Our Annual Meeting of Shareholders was held on November 11, 2011. The total number of outstanding shares of Taylor Devices= stock on the meeting record date was 3,222,554. A total of 2,782,626 shares were present in person or by proxy at the meeting, representing 86% shareholder turnout.

Results for Election of Directors and term expiration dates:

1,519,405 shares voted for the election of Reginald B. Newman, II - term to expire in 2014.

2,746,066 shares voted to ratify the selection of Lumsden & McCormick, LLP as the Independent Registered Public Accounting Firm of the Company for the fiscal year 2012.

All of us at Taylor Devices, Inc. thank you for your continued support.

ITEM: FINANCIAL RESULTS

Taylor Devices completed the second quarter of its fiscal year on November 30, 2011. Comparative financial results for the first quarter, second quarter and six month periods are as follows:

FIRST QUARTER (8-31-11)	F/Y 11-12	F/Y 10-11

SALES	$4,572,702	$4,276,823
NET EARNINGS	$408,117	$184,638
SHARES OUTSTANDING	3,222,455	3,230,965
EARNINGS PER SHARE	134	64

SECOND QUARTER (11-30-11)	F/Y 11-12	F/Y 10-11

SALES	$6,781,754	$4,525,002
NET EARNINGS	$413,741	$122,975
SHARES OUTSTANDING	3,233,056	3,229,971
EARNINGS PER SHARE	134	44

SIX MONTHS (11-30-11)	F/Y 11-12	F/Y 10-11

SALES	$11,354,456	$8,801,825
NET EARNINGS	$821,858	$307,613
SHARES OUTSTANDING	3,237,093	3,229,971
EARNINGS PER SHARE	254	104

The Company continues to perform very well. Profit levels in this fiscal year are higher than the same period in the previous year. This appears to be mostly due to increased shipping volumes. Most of the Company’s new orders for seismic products continue to come from Asia, while the U.S. construction markets have been slowly improving. Aerospace sector markets in the U.S. have declined from 2010, indicative of reduced U.S. government spending on aerospace and military projects.

Our firm order backlog has increased substantially to $25 million, with a product mix of approximately 19% aerospace/military and 81% commercial orders. Almost all of the increase in backlog, compared to the first quarter of this fiscal year, was due to increased orders for seismic products.

ITEM: ANNUAL MEETING OF THE SHAREHOLDERS

The Company=s annual Shareholders= Meeting was held on November 11, 2011, at the Buffalo Marriott Niagara located in Amherst, NY. Reports were given at the meeting by several members of the executive and management staff. A brief summary of these reports follows:

# Douglas P. Taylor, President, discussed the Company’s expansion plans, which include the immediate purchase of three existing industrial buildings and seven acres of vacant land located on the mainland, in the City of North Tonawanda, roughly 1.4 miles from Taylor Devices’ present Tonawanda Island facilities. The decision to expand outside of the Company’s existing island site was based on the outcome of a long-term internal study coupled with local building code and restrictions on the amount of green space required at the existing Tonawanda Island site. Due to the currently depressed real estate market, the Company was able to negotiate a purchase price of only $285,000 for the three buildings, with a floor area totaling 46,000 square feet.

In addition, the Company obtained approval from the North Tonawanda City Council to purchase from the City, seven acres of vacant land adjacent to the three buildings. The approved price for this land purchase was $37,600. The end result is a single, large contiguous site with three buildings and 9+ acres of land. The vacant lots and one of the three buildings are part of a former steel mill which closed in the 1980’s. There is additional information on this corporate expansion later on in this Shareholder Newsletter.

# Bob Schneider and Craig Winters, Seismic/Industrial Products Sales Managers, discussed the recent large influx of orders received for Taylor Devices’ seismic product lines. Short presentations were given on several projects. These included seismic dampers for a series of eighteen manufacturing plants in Asia, the Xiazhang Bridge in China, the modernistic Public Safety Building in Salt Lake City, Utah, and multiple expansions of the Kimpo Airport in Seoul, South Korea.

# Alan Klembczyk, Chief Engineer, discussed major on-going aerospace and defense programs. Mr. Klembczyk also noted that the Company has orders pending on several new programs for the U.S. Military that have yearly funding levels dependent on the U.S. Defense Budget, which is currently pending before Congress.

# Richard Hill, Vice President, discussed the Company’s expansion plans and how space limitations at the Company’s existing Tonawanda Island site caused the Company to decide to seek space for additional manufacturing capacity on the mainland. This is discussed in a later section of this Newsletter.

# Mark McDonough, Chief Financial Officer, provided extensive information on the Company’s dramatic increase in shipments for 2011, along with a shift in sales to customers seeking help with seismic protection. Additional details were provided on the Company’s increase in export sales, with much of the 2011 sales increases due to offshore projects. In 2011, export orders accounted for 60% of all sales compared to 36% export sales in 2010.

Mr. McDonough also noted that the Company continues to operate and grow with virtually no long-term or short-term debt.

ITEM: NEW ORDERS, SEISMIC AND WIND

The following new orders for Seismic and Wind Control Dampers were announced at the November 11, 2011 Annual Meeting of Shareholders:

■  Salt Lake City Public Safety Building – UT

■  Santiago Creek Bridge – Orange Country, CA

■  Living Art Canopy Over 101 Freeway – CA

■  Las Condes Capital Building – Chile

■  125 Rue Faubert – Haiti

■  Chochun Bridge – South Korea

■  Neimeng Wuxi Bridge over Yellow River – China

■  Tainan Electronics Manufacturing Plant – Taiwan, ROC

■  Semi-Conductor Plant Fabrication Building – Taiwan, ROC

■  Forworld Fuzhong Residences – Taiwan, ROC

■  Ruentex Botanical Garden Residences – Taiwan, ROC

■  Taichung P4 Manufacturing Plant – Taiwan, ROC

■  Electronics Manufacturing Facilities (three projects) – Japan

The following new orders were also received during the quarter ending November 30, 2011:

■  Yahoo Data Center B Santa Monica, CA

■  Papermart Building – Orange, CA

■  San Bernardino Courthouse – San Bernardino, CA

■  Vida Security Building - Chile

■  Talca Hospital – Chile

■  Uni-President Zhubei Building – Taiwan, ROC

■  Taota 20th Building – Taiwan, ROC

ITEM: MANUFACTURING EXPANSION

As of November 30, 2011, the Company has had its purchase offers accepted for three existing industrial buildings and adjacent vacant lots, totaling 9+ acres, in the City of North Tonawanda, NY. The location of the site is only 1.4 miles from Taylor Devices’ existing facilities on Tonawanda Island. Real estate closing on the properties is scheduled for December 2011.

The additional manufacturing space is needed to address severe overcrowding of our large parts machining and assembly areas due to increased sales of large seismic protection products. Total area of the three newly purchased buildings is 46,000 square feet, which will more than double the Company’s current manufacturing space.

The three buildings require renovation and modification to house the production machinery that will be relocated from our Tonawanda Island site, along with the addition of large overhead cranes to move large parts from machine to machine. It is the Company’s intent to move all machining and metalworking operations to the new site. This will allow the former machining areas at the existing Tonawanda Island site to house greatly expanded assembly and product testing areas. All corporate and engineering offices will be unaffected by the change and will remain on Tonawanda Island.

The expansion site is part of a former heavy industry complex. The largest of the three buildings was at one time the shipping and warehouse building for a steel mill, the former Buffalo Bolt Corporation. The two smaller buildings are on land that originally was adjacent to the closed steel mill, referred to today as the Buffalo Bolt Business Park, a fully remediated brownfield site. Subdivision of the site in the past left the three buildings on separate tracts of land from the original complex. Taylor Devices recognized a unique opportunity – to purchase the three privately-owned buildings and combine them with adjacent vacant city-owned land at Buffalo Bolt Business Park to yield a contiguous 9+ acre site. A new road extends into the site, allowing excellent truck ingress and egress, plus access to employee parking lots which will be added to the vacant land.

In view of the site’s prior use, Taylor Devices funded and has completed Phase I and Phase II environmental surveys as part of our due diligence prior to closing. These surveys yielded no environmental issues. The Company will be utilizing an outside structural engineering firm as Engineer of Record for the project, and contracts are scheduled to issue to the Engineer of Record in December.

Although the total purchase price was very low, the renovations to the buildings are extensive, with a total project budget (including the initial purchase cost) of $2.5 million. Our goal is to have the first of the three buildings in service by summer 2012, with the remaining two buildings completed and in service by December 2013.

By: /s/Douglas P. Taylor

Douglas P. Taylor

President